MESOBLAST REPORTS RYONCIL® NET REVENUES OF US$30.3M AND IMPROVED NET OPERATING CASH SPEND FOR THE QUARTER TO US$4.1 MILLION Achieved Patient Recruitment Target in Pivotal Phase 3 Trial for Chronic Low Back Pain Activity Report for Quarter Ended March 31, 2026 (Appendix 4C) New York, USA: April 29 and Melbourne, Australia: April 30, 2026: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today provided highlights of its recent activities for the third fiscal quarter ended March 31, 2026. “We’ve had a busy and exciting March quarter marked by a series of major achievements. Ryoncil® revenues are now approaching US$100 million since last year’s launch, we have substantially improved our net operating cash spend, our pivotal trial in inflammatory back pain has successfully achieved its patient recruitment target, and we have bolstered our long-term leadership in the field by acquiring genetically modified technology for precision-enhanced cell therapy products,” said Dr. Silviu Itescu, Mesoblast Chief Executive. FINANCIAL HIGHLIGHTS FOR QUARTER ENDED MARCH 31, 20261 • Ryoncil® gross sales for the quarter were US$35.3 million, and net revenues were US$30.3 million.1 • Strong sales in February and March offset holiday seasonality in January. • Revenue generated during this first year of Ryoncil® launch approaches US$100 million. • Net operating cash spend for the quarter was US$4.1 million. The reduction in net operating cash spend was driven by receipts of US$34.6 million and tight control of operating expenses. • Mesoblast had US$122 million of cash at March 31, 2026. OPERATIONAL HIGHLIGHTS • Achieved patient recruitment target in pivotal phase 3 trial of second-generation product rexlemestrocel-L for chronic low back pain (CLBP). • Held inaugural R&D day on April 8th in New York. A replay of the event is available here and presentation materials here. • At the R&D day Mesoblast highlighted its label extension strategy for Ryoncil® in adult and pediatric rare diseases, provided an update on near- and mid-term blockbuster opportunities in inflammatory back pain and heart failure, showcased leadership in allogeneic cell therapy innovation, and outlined commercial strategies for continued revenue growth. • The trial for label extension of our flagship product Ryoncil® in adults with SR-aGvHD was cleared to begin by FDA, by data safety monitoring board (DSMB), and by central institutional review board (IRB) with first sites to be activated this quarter. • FDA granted Investigational New Drug (IND) clearance to proceed directly to a registrational trial evaluating Ryoncil® in Duchenne’s muscular dystrophy (DMD), which affects approximately 15,000 children in the U.S. • In addition, at the R&D day, Mesoblast unveiled next generation mesenchymal stromal cell (MSC) strategies including announcing the acquisition of an exclusive worldwide license to a patented chimeric antigen receptor (CAR) technology platform for precision-enhanced augmentation of therapeutic MSC products. • This CAR technology provides Mesoblast with an immediate opportunity to generate products with even greater potency for ulcerative colitis or Crohn's disease. In addition, Mesoblast plans to use CAR-MSC engineered to express CD19 on their surface to induce remission in Lupus Nephritis and other B cell autoimmune diseases where durable, effective and safe immunomodulation is highly desirable. Exhibit 99.1

Other Fees to Non-Executive Directors were US$156,048, consulting payments to Non-Executive Directors were US$150,000, and salary payments to full-time Executive Directors were US$399,070, detailed in Item 6 of the Appendix 4C cash flow report for the quarter.2 A copy of the Appendix 4C – Quarterly Cash Flow Report for the third quarter FY2026 is attached. About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company’s proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast’s Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2044 in all major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast References / Footnotes 1. The revenues included in this press release are based on management’s initial analysis of operations for the third quarter ended March 31, 2026, and are subject to completion of Mesoblast’s financial closing procedures and audit. 2. As required by ASX listing rule 4.7 and reported in Item 6 of the Appendix 4C, reported are the aggregated total payments to related parties being Executive Directors and Non-Executive Directors. Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for

Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Media – Australia Rubenstein BlueDot Media Caroline Nelson Steve Dabkowski T: +1 703 489 3037 T: +61 419 880 486 E: cnelson@rubenstein.com E: steve@bluedot.net.au

Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 1 Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B Name of entity Mesoblast Limited ABN Quarter ended (“current quarter”) 68 109 431 870 31 March 2026 Consolidated statement of cash flows Current quarter $US’000 Year to date (9 months) $US’000 1. Cash flows from operating activities 1.1 Receipts from customers 34,575 62,608 1.2 Payments for (a) research and development (13,453) (30,877) (b) pre-commercial manufacturing process development (9,021) (31,236) (c) product manufacturing and operating costs (4,359) (3,756) (d) advertising and marketing (5,765) (12,909) (e) leased assets — — (f) staff costs (2,620) (7,785) (g) other expenses from ordinary activities (h) other: - Intellectual property portfolio expenses (3,096) (11,123) (655) (2,423) 1.3 Dividends received (see note 3) — — 1.4 Interest received 263 2,905 1.5 Interest and other costs of finance paid — — 1.6 Income taxes refund/(paid) — 1 1.7 Government grants and tax incentives and credits 20 20 1.8 Other (provide details if material) — — 1.9 Net cash from / (used in) operating activities (4,111) (34,575)

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 2 Consolidated statement of cash flows Current quarter $US’000 Year to date (9 months) $US’000 2. Cash flows from investing activities 2.1 Payments to acquire or for: (i) entities — — (j) businesses — — (k) property, plant and equipment (352) (774) (l) investments — — (m) intellectual property — (60) (n) other non-current assets — — 2.2 Proceeds from disposal of: (o) entities — — (p) businesses — — (q) property, plant and equipment — — (r) investments — — (s) intellectual property — — (t) other non-current assets — — 2.3 Cash flows from loans to other entities — — 2.4 Dividends received (see note 3) — — 2.5 Other: - Security deposits — — - Other — (125) 2.6 Net cash from / (used in) investing (352) (959) activities 3. Cash flows from financing activities 3.1 Proceeds from issues of equity 1,045 2,602 securities (excluding convertible debt securities) 3.2 Proceeds from issue of convertible debt securities — — 3.3 Proceeds from exercise of options 1,611 5,605 3.4 Transaction costs related to issues of equity securities or convertible debt (249) (377) securities 3.5 Proceeds from borrowings — 71,039 Proceeds from exercise of warrants — 3,961 3.6 Repayment of borrowings (59) (69,397) 3.7 Transaction costs related to loans and borrowings (340) (4,602) Interest and other costs of finance paid (5,771) (12,870)

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 3 Consolidated statement of cash flows Current quarter $US’000 Year to date (9 months) $US’000 3.8 Dividends paid — — 3.9 Other (payment of lease liability) (756) (1,896) Proceeds from settlement of lease liabilities — 314 3.10 Net cash from / (used in) financing activities (4,519) (5,621) Reclassification of pre-commercial manufacturing process development activities and product manufacturing and operating costs The Group has reclassified certain cash flows within operating activities to improve alignment with the presentation of expenses in the financial statements. Cash outflows previously presented within product manufacturing and operating costs that relate to commercialization activities for products that have not yet received regulatory approval have been reclassified to pre-commercial manufacturing process development activities. Cash outflows relating to commercialization activities for Ryoncil® continue to be presented within advertising and marketing. This revised accounting policy has been retrospectively applied to this Appendix 4C to classify the Manufacturing commercialization to pre-commercial manufacturing process development activities payments for the current quarter and year to date. 4. Net increase / (decrease) in cash 129,975 (4,111) (352) (4,519) 856 161,551 (34,575) (959) (5,621) 1,453 and cash equivalents for the period 4.1 Cash and cash equivalents at beginning of quarter (Jan 1, 2026)/beginning of year (July 1, 2025) 4.2 Net cash from / (used in) operating activities (item 1.9 above) 4.3 Net cash from / (used in) investing activities (item 2.6 above) 4.4 Net cash from / (used in) financing activities (item 3.10 above) 4.5 Effect of movement in exchange rates on cash held 4.6 Cash and cash equivalents at end of 121,849 121,849 period

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 4 5. Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts Current quarter $US’000 Previous quarter $US’000 5.1 Bank balances 46,370 129,574 5.2 Call deposits — — 5.3 Bank overdrafts — — 5.4 Other (Term deposits) 75,479 401 5.5 Cash and cash equivalents at end of quarter (should equal item 4.6 above) 121,849 129,975 6. Payments to related parties of the entity and their associates Current quarter $US'000 6.1 Aggregate amount of payments to related parties and their associates included in item 1 705 6.2 Aggregate amount of payments to related parties and their associates included in item 2 — Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments. Fees and consulting payments to Non-Executive Directors and salary payments to full-time Executive Directors (for the current quarter) = US$705,118

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 5 7. Financing facilities Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity. Total facility amount at quarter end $US’000 Amount drawn at quarter end $US’000 7.1 Loan facilities 105,000* 105,000* 7.2 Credit standby arrangements — — 7.3 Other (please specify) — — 7.4 Total financing facilities 105,000* 105,000* 7.5 Unused financing facilities available at quarter end 50,000 7.6 Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well. *New US$125m credit-line facility On December 30,2025, Mesoblast entered into and drew down US$75m from a five-year facility provided by an existing Mesoblast shareholder and director. A second tranche of up to US$50m is available to be drawn down at Mesoblast’s option until June 30, 2026. The facility has a fixed interest rate of 8.00% per annum, with a five-year interest only period. The initial US$75 million drawn is unsecured until the remainder of the NovaQuest debt is repaid, no later than July 8, 2026, after which the entire new facility (up to US$125 million) will be secured solely with the Temcell ® 1 royalty. *Loan facility with NovaQuest Capital Management, L.L.C On June 29, 2018, Mesoblast entered into a secured eight-year term loan with NovaQuest Capital Management, L.L.C. (“NovaQuest”). Mesoblast drew US$30 million on closing. The loan term included an interest only period of approximately four years through until July 8, 2022. All interest and principal payments (i.e. the amortization period) were deferred until after receipt of the first commercial sale of remestemcel-L in the treatment of pediatric patients with SR-aGVHD. Principal is repayable in equal quarterly instalments over the amortization period of the loan based on 25% of receipts of net sales and are limited by a payment cap. In February 2026 Mesoblast made a loan repayment of US$4.1 million. The loan has a fixed interest rate of 15% per annum. On December 30, 2025, Mesoblast repaid US$25.0m of the NovaQuest loan balance following draw down of the new US$75.0m credit-line facility. Following the full repayment of the senior debt facility with Oaktree Capital Management Inc. on December 30, 2025, of US$41.7m (exclusive of fees), NovaQuest is the senior creditor. References / Footnotes 1. TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd.

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 6 8. Estimated cash available for future operating activities $US’000 8.1 Net cash from / (used in) operating activities (item 1.9) (4,111) 8.2 Cash and cash equivalents at quarter end (item 4.6) 121,849 8.3 Unused finance facilities available at quarter end (item 7.5) 50,000 8.4 Total available funding (item 8.2 + item 8.3) 171,849 8.5 Estimated quarters of funding available (item 8.4 divided by item 8.1) 41.8 Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5. 8.6 If item 8.5 is less than 2 quarters, please provide answers to the following questions: 8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not? Answer: Not applicable 8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful? Answer: Not applicable 8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis? Answer: Not applicable Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 7 Compliance statement 1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A. 2 This statement gives a true and fair view of the matters disclosed. Date: .......30 April 2026............................................................................. Authorised by: ......Chief Executive............................................................................. (Name of body or officer authorising release – see note 4) Notes 1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so. 2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report. 3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. 4. If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”. 5. If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.